                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):
[X] Form 10-K      [ ] Form 20-K    [ ] Form 10-Q      [ ] Form N-SAR


                   For Period Ended: JUNE 30, 2004
                                     -----------------------------------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-K
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   [ ] For the Transition Period Ended:
                                                        ------------------------

--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

COMPUTERIZED THERMAL IMAGING, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

1719 WEST 2800 SOUTH
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

OGDEN, UTAH 84401
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
 [X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

B.J. MENDENHALL                        (801)                 776-4700
--------------------------------------------------------------------------------
      (Name)                         (Area Code)       (Telephone Number)

 (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]
--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached page

--------------------------------------------------------------------------------

                       COMPUTERIZED THERMAL IMAGING, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 28 SEPTEMBER 2004                        By /s/ B.J. Mendenhall
      -----------------------                    -------------------------------

                            ATTACHMENT TO FORM 12b-25



NARRATIVE FOR PART III.

         The Registrant is presently unable to file its Annual Report on Form 10-KSB because it has been delayed in finalizing the audit of the financial statements to be included in the Annual Report. The delay in completing the audit is the result of the inability of the Registrant's litigation counsel, based in Boca Raton, Florida, to timely provide information requested by the Registrant's auditors. Due to the hurricanes that have ravaged the State of Florida, the Registrant's litigation counsel has been evacuated and was delayed in providing the information requested by the Registrant's auditors. The hurricanes in Florida also resulted in the evacuation of the Registrant's Chief Executive Officer for more than a week, which contributed to the Registrant's inability to file the Annual Report without unreasonable effort or expense. Based on discussions with its litigation counsel and auditors, the Registrant believes it will be able to file the Annual Report within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

NARRATIVE FOR PART IV.

         Due primarily to the refusal of the U.S. Food and Drug Administration to grant to the Registrant pre-market approval for the marketing and sale of the Registrant's Breast Cancer Imaging System in the United States, the Registrant has substantially reduced the scope of its operations, has terminated the employment of more than 75% of its employees since June 30, 2003 and anticipates that its revenues for the fiscal year ended June 30, 2004 will be approximately 77% less than the amount of revenues reported by for its fiscal year ended June 30, 2003.

September 29, 2004


Audit Committee
Computerized Thermal Imaging, Inc. and Subsidiaries
1719 West 2800 South
Ogden, UT 84401

Attention: General Harry C. Aderholt, Audit Committee Chairman

We have read the Notification of Late Filing (form 12b-25) for the period ended June 30, 2004, and are in agreement with the content of the narrative for part III.

/s/ HJ & Associates, LLC